Board of Management

Vedior


RECEIVED
2005 MAY 12 A 9:1


05007782

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 29 April 2005

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,



Jelle Miedema
Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL



enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Vedior
where people matter

Amsterdam, The Netherlands

AGM approves all resolutions

For immediate release on 29 April 2005

Zach Miles, Vedior's Chief Executive, said: *"I am very pleased that the approval by shareholders to redeem Vedior's preference shares will simplify the Company's capital structure and reduce our finance costs."*

The Annual General Meeting of shareholders of Vedior N.V. today adopted the Company's annual accounts for 2004. All proposals on the agenda for the meeting have been voted for in favour.

A payment will be made to shareholders of €4 million out of the freely distributable reserves on the (certificates of) preference shares and a payment of € 33 million on the (certificates of) ordinary shares. The payment per (certificate of an) ordinary share is €0.20, to be received either fully in cash or in (certificates of) ordinary shares. The value of the stock payment will be approximately 5% higher than the cash payment.

In addition, the meeting approved the reappointment of Mr D. Sinninghe Damsté as member of the Supervisory Board.

The meeting also approved the proposal to cancel all issued preference A and B shares as a separate class of shares. The redemption of the preference A shares is expected to be effective in the first half of July 2005. The preference B shares will be redeemed as a separate class of shares as per 1 July 2007.

A copy of the agenda for the Annual General Meeting, including all agenda items, can be found on Vedior's corporate website www.vedior.com together with a webcast of the meeting.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

Vedior
where people matter

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

Financial Agenda:

3 May 2005	Declared ex-payment from reserves
17 May 2005	Publication of stock equivalent for cash payment from reserves
23 May 2005	Distribution from reserves made payable
28 July 2005	Publication second quarter results
27 October 2005	Publication third quarter results
2 February 2006	Publication of annual results 2005

For further information, please contact:

Amsterdam
Zach Miles, Chief Executive +31 (0)20 573 5609
Jelle Miedema, Company Secretary